January 28, 2010

VIA USMAIL and FAX (216) 263-6208

Mr. Charles A. Ratner
President and Chief Executive Officer
Forest City Enterprises, Inc.
Terminal Tower, Suite 1100
50 Public Square
Cleveland, Ohio 44113

      **Re:**    **Forest City Enterprises, Inc.**
                **Form 10-K for the year ended January 31, 2009**
                **Filed on March 30, 2009**
                **Definitive Proxy Statement on Schedule 14A**
                **Filed on April 21, 2009**
                **File No. 001-04372**

Dear Mr. Ratner:

We have reviewed your response letters dated October 29, 2009 and January 15, 2010 and have the following comment. If you disagree, we will consider your explanation as to why our comment is inapplicable. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

Form 10-K for the year ended January 31, 2009

Financial Statements

N. Commitments and Contingencies, page 130

1.     We note your response to prior comments 1 in your letters dated October 29, 2009 and January 15, 2010 and your belief that the economic substance of these transactions is the sale of tax credits. Please tell us why you believe that the deferred revenue related to the sale of tax credits should be recognized to revenue over the tax credit compliance period when there are contingencies in place related to the tax credits themselves and to the termination of the structure established to facilitate the sale of the tax credits. In your

response, please indicate why you believe your treatment is preferable to recognizing revenue at the conclusion of the tax credit recapture period or at the time that either the put or call is exercised to terminate the arrangement with the financial investor. Where possible, provide any supporting references to GAAP.

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As appropriate, please respond to our comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Howard Efron at (202) 551-3439 or the undersigned at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kevin Woody
Accounting Branch Chief